UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Western Asset Corporate Loan Fund Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

95790j102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d–1(b)

☐ Rule 13d–1(c)

☐ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95790j102

(1)	Names of reporting persons Dean Investment Associates, LLC 31-0861689
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ohio, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 558,542
(6) Shared voting power 0
(7) Sole dispositive power 629,965
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 629,965
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.3%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 95790j102

(1)	Names of reporting persons C.H. Dean, LLC 31-0861689
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ohio, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 558,542
(6) Shared voting power 0
(7) Sole dispositive power 629,965
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 629,965
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.3%
(12)	Type of reporting person (see instructions) OO

CUSIP No. 95790j102

(1)	Names of reporting persons The C.H. Dean Companies, LLC 27-3351448
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Ohio, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 558,542
(6) Shared voting power 0
(7) Sole dispositive power 629,965
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 629,965
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.3%
(12)	Type of reporting person (see instructions) HC

CUSIP No. 95790j102

(1)	Names of reporting persons Dean Capital Management, LLC 26-1309687
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Kansas, USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 629,965
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 629,965
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.3%
(12)	Type of reporting person (see instructions) IA

Item 1(a) Name of issuer: Western Asset Corporate Loan Fund Inc.

Item 1(b) Address of issuer’s principal executive offices:

Legg Mason Partners

620 Eighth Avenue

New York, NY 10018

2(a) Name of person filing:

Dean Investment Associates, LLC

C.H. Dean, LLC

The C.H. Dean Companies, LLC

Dean Capital Management, LLC

2(b) Address or principal business office or, if none, residence:

Dean Investment Associates, LLC

3500 Pentagon Blvd, Suite 200

Beavercreek, OH 45431

C.H. Dean, LLC

3500 Pentagon Blvd, Suite 200

Beavercreek, OH 45431

The C.H. Dean Companies, LLC

3500 Pentagon Blvd, Suite 200

Beavercreek, OH 45431

Dean Capital Management, LLC

7400 W. 130th Street, Suite 350

Overland Park, KS 66213

2(c) Citizenship:

Dean Investment Associates, LLC – Ohio, USA

C.H. Dean, LLC – Ohio, USA

The C.H. Dean Companies, LLC – Ohio, USA

Dean Capital Management, LLC – Kansas, USA

2(d) Title of class of securities:

Common Stock, par value $.001 per share

2(e) CUSIP No.:

95790j102

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a) [    ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [    ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [    ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [    ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) [X] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) [    ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) [    ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) [    ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [    ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) [    ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) [    ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 629,965.

(b)	Percent of class: 6.3%.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 558,542.

(ii)	Shared power to vote or to direct the vote 0.

(iii)	Sole power to dispose or to direct the disposition of 629,965.

(iv)	Shared power to dispose or to direct the disposition of 0.

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [    ].

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dean Investment Associates, LLC

Date: 2/9/18	Signature:	/s/ Debra E. Rindler

	Name:	Debra E. Rindler

	Title:	Secretary, Treasurer, CFO, CCO

C.H. Dean, LLC

Date: 2/9/18	Signature:	/s/ Debra E. Rindler

	Name:	Debra E. Rindler

	Title:	Secretary, Treasurer, CFO

The C.H. Dean Companies, LLC

Date: 2/9/18	Signature:	/s/ Debra E. Rindler

	Name:	Debra E. Rindler

	Title:	Secretary, Treasurer, CFO

Dean Capital Management, LLC

Date: 2/9/18	Signature:	/s/ Jessica Skinner

	Name:	Jessica Skinner

	Title:	CCO

Exhibit A

Agreement of Joint Filing

In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, $.001 par value per share, of Western Asset Corporate Loan Fund Inc. and that this agreement be included as an Exhibit to such filing and any amendment thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of February 9, 2018.

DEAN INVESTMENT ASSOCIATES, LLC		C.H. DEAN, LLC

By:	/s/ Debra E. Rindler	By:	/s/ Debra E. Rindler
	Name: Debra E. Rindler		Name: Debra E. Rindler
	Title: Secretary, Treasurer, CFO, CCO		Title: Secretary, Treasurer, CFO

DEAN CAPITAL MANAGEMENT, LLC		THE C.H. DEAN COMPANIES, LLC

By:	/s/ Jessica Skinner	By:	/s/ Debra E. Rindler
	Name: Jessica Skinner		Name: Debra E. Rindler
	Title: CCO		Title: Secretary, Treasurer, CFO